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Contact:			Cynthia M. Ciangio
				(215) 963-6306

For Release:			Immediately
 				March 22, 1994



BELL ATLANTIC DECLARES DIVIDEND INCREASE


	PHILADELPHIA, March 22, 1994 -- The board of directors of Bell Atlantic Corporation (NYSE: BEL) today declared an increase in its quarterly dividend from $.67 to $.69 per share on the company's outstanding common shares. The company has increased its dividend for the tenth consecutive year.

	The dividend will be payable on May 2, 1994, to shareowners of record of outstanding shares on April 11, 1994. Bell Atlantic has approximately 436 million shares of common stock outstanding and approximately one million shareowners of record.

	"This dividend increase reflects our growing confidence in Bell Atlantic's future in the expanding markets for communications, information, and entertainment," said Chairman and Chief Executive Officer Raymond W. Smith.
"I believe our industry is entering a new era of growth. Our key strategies, which remain unchanged, will move us aggressively into areas which can provide high incremental returns. As the only regional Bell company currently permitted to provide cable television service in its home territories, Bell Atlantic is well positioned to capitalize on these opportunities. As I told the broadcast industry on Monday, Bell Atlantic expects to be equipped to offer broadband services to a million households in our territory by the end of next year. We believe such growth opportunities, coupled with our current strong cash flow, improving revenues, and solid business fundamentals, set the stage to provide attractive long-term returns to investors."

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	Bell Atlantic Corporation, based in Philadelphia, is the parent of companies which provide a full array of local exchange telecommunications services in
New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia, and
Washington, D.C.  The corporation also is in the forefront of developing a variety of new products, including video, entertainment, and information services.

	Bell Atlantic also is the parent of one of the nation's largest cellular carriers and has an ownership position in cellular properties internationally. In addition, Bell Atlantic owns an interest in Telecom Corporation of New Zealand and is the parent of companies that provide financial services in the U.S. and business systems services for customer-based information technology throughout the U.S. and internationally.

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